Exhibit 99.3

Sinovac Appoints New Chief Financial Officer

Vice President of Sinovac Named CFO

BEIJING, May 31, 2013 /PRNewswire/ — Sinovac Biotech Ltd. (SVA), a leading provider of biopharmaceutical products in China, announced today that Ms. Nan Wang, Vice President of Sinovac, has been appointed as Chief Financial Officer, effective June 1, 2013. Mr. Danny Chung, who was Chief Financial Officer, has resigned for family reasons.

Since joining the Company in 2001, Ms. Wang has served in different senior management roles inclusive of Vice General Manager of Sinovac Beijing, the Company's primary operating subsidiary, former General Manager of Sinovac Dalian, and as a member of the Board of Directors of Sinovac Beijing and Sinovac Dalian. She oversees Sinovac's business development, strategic management and investment.  She was instrumental in leading the Company's successful public offering in early 2010. Ms Wang previously served as Interim CFO in 2011 before Mr. Chung joined the Company. She is actively involved in the Company's investor relations activities. Ms. Wang received her Bachelor of Science degree in Biology from Peking University and her Master of Business Administration degree from the University of International Business and Economics, Beijing PRC. She also holds a Diploma in Financial Management, jointly issued by the Association of Chartered Certified Accountants (ACCA) and Beijing College for Entrepreneurs.

Mr. Weidong Yin, Chairman, President and CEO, stated, "For more than twelve years, Nan has served as a valuable member of Sinovac's senior management team and developed a wealth of experience in the vaccine sector, communications with investors, fundraising, and financial management.  We believe her business experience will bring additional value to the finance team as the Company prepares to grow with the introduction of new products.  On behalf of the Board, we appreciate Danny's contributions to the Company and wish Danny all the best in his future endeavors."

About Sinovac
Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases including hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu) and mumps, as well as animal rabies vaccine for canines. The Company recently concluded the phase III clinical trial for enterovirus 71 (against hand, foot and mouth disease).  In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, Panflu.1, and has manufactured it for the Chinese Central Government, pursuant to the government-stockpiling program.  The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government-stockpiling program. Sinovac is developing a number of new pipeline vaccines including vaccines for pneumococcal polysaccharides, pneumococcal conjugate, varicella and rubella. Sinovac sells its vaccines mainly in China and exports selected vaccines to Mongolia, Nepal, and the Philippines. Sinovac has also been granted a license to commercialize seasonal flu vaccine in Mexico.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang/Chris Lee
Sinovac Biotech Ltd.
Tel:  +86-10-8279-9659/9696
Fax:  +86-10-6296-6910
Email: ir@sinovac.com

Investors:
Stephanie Carrington
The Ruth Group
Tel:  +1-646-536-7017
Email: scarrington@theruthgroup.com

Media:
Aaron Estrada
The Ruth Group
Tel:  +1-646-536-7028
Email: aestrada@theruthgroup.com